UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-04982

PARKER-HANNIFIN CORPORATION

(Exact name of registrant as specified in its charter)

6035 Parkland Boulevard,

Cleveland, Ohio, 44124,

(216) 896-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Share Purchase Rights

(Title of each class of securities covered by this Form)

Common Shares, $0.50 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.1

Pursuant to the requirements of the Securities Exchange Act of 1934 Parker-Hannifin Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Parker-Hannifin Corporation

Date: May 4, 2017	By:	/s/ Joseph R. Leonti
Name: Joseph R. Leonti
Title: Vice President, General Counsel and Secretary

(1)	The Common Share Purchase Rights (the “Rights”) expired on February 17, 2017, pursuant to the terms of the Shareholder Protection Rights Agreement, dated as of February 8, 2007, between Parker-Hannifin Corporation and Wells Fargo Bank, N.A. (as successor to National City Bank), as Rights Agent. Parker-Hannifin Corporation filed a Registration Statement on Form 8-A to register the Rights on February 8, 2007.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.